Filed by Vector Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Vector Acquisition Corp.

(Commission File No. 001-39560)

SPACInsider

Vector Acquisition Corporation/Rocket Lab
Investor Presentation & Live Q&A Conference Call

April 14, 2021

C O R P O R A T E    P A R T I C I P A N T S

Matt Cianci, SPACInsider LLC

Alex Slusky, Chairman and CEO, Vector Acquisition Corporation, and Founder and CEO, Vector Capital

Peter Beck, Founder and Chief Executive Officer, Rocket Lab USA, Incorporated

Adam Spice, Chief Financial Officer, Rocket Lab USA, Incorporated

P R E S E N T A T I O N*

Matt Cianci

Good afternoon and welcome to the SPACInsider’s live webinar to discuss the business combination between Vector Acquisition Corporation and Rocket Lab. I’m Matt Cianci with SPACInsider. In a few moments the management teams of both Vector and Rocket Lab will give a brief presentation to be followed by a Q&A session.

Today we have joining us Alex Slusky, Chairman and CEO of Vector Acquisition Corporation and Founder and CEO of Vector Capital. He is joined by Peter Beck, Founder and CEO of Rocket Lab as well as their CFO, Adam Spice,

Before we begin, a few housekeeping items. Participants can submit questions at any time by clicking the Q&A button at the bottom of your Zoom window.

I’d also like to remind participants that certain statements made on today’s call and in the Q&A session may constitute forward-looking statements within the meaning of the federal securities laws. Forward-looking statements are not guarantees and actual results may differ materially from those expressed or implied in the forward-looking statements. Important factors that could cause actual results of operations or the financial conditions of the company to differ are discussed in the documents filed by the company with the SEC. Vector Acquisition Corporation and/or Rocket Lab USA, Incorporated undertake no duty to update any forward-looking statements.

I will now turn the call over to Alex Slusky, Chairman and CEO of Vector Acquisition Corporation.

Alex Slusky

Good morning. Thank you for your time.

As many of you know, Vector’s been in business for over 25 years investing in technology. We look at companies for our private equity business. We look for companies with distinct advantages over their competitors. So when we entered the SPAC market, we were looking at companies with the same kinds of qualities. Rocket Lab was very much a shining star of the companies that we looked at.

Why? Rocket Lab is a proven rocket launch provider, with well over 15 launches successfully completed. It has differentiated technology. It also has a differentiated launch site in New Zealand, which is unique in something that is a very important part of the company’s advantage.

But technology companies are not just about technology, they’re about people. What made us most excited about Rocket Lab is partnering with a very compelling entrepreneur unlike any that I’ve met in my career.

So with this, I’d like to pass it over to Pete Beck, who will give you most of the excitement of the Rocket Lab story.

* The slides referenced were included as exhibit 99.3 to the Current Report on Form 8-K filed by Vector Acquisition Corporation on March 1, 2021.

Peter Beck

Thanks very much, Alex, and thanks very much everybody for tuning in.

I guess, a little bit about my history. I started Rocket Lab as a company down in z in 2006. By 2009, we had become the first private company in the southern hemisphere to ever reach space. Not orbit but space. In 2013/14, as a typical naive kiwi, I jumped on a plane and went to Silicon Valley to go and raise the capital to do what we’re trying to do now and develop the electron program. And then by 2017, we’d already had our first flight in 2018, where we were delivering customers to orbit.

So, this has been really lots of work getting to this point but it’s super exciting. But before I jump into the presentation, I’d just like to take a couple of minutes to pass it over to our CFO Adam Spice to give you—let him give you a quick introduction of himself.

Adam Spice

Thanks, Pete. I’m Adam Spice. I’m the CFO of Rocket Lab. Been in Rocket Lab now almost three years. Prior to that, I spent two-plus decades in the semiconductor industry. Started my career at Intel in the mid ’90s and then spent the 2000s at Broadcom, and then spent 2010 through 2018, or part of 2018 at another company traded semiconductor company called Maxlinear.

I had the opportunity to meet Pete and see the amazing things that were being done within the company and also just gain a tremendous appreciation for the capital efficiency that they’ve brought to this new space market and would have been accomplished on a relatively small amount of money, even what it normally takes to establish the kind of infrastructure and capabilities that Rocket Lab possessed. We’ve continued the tradition of ruthless capital efficiency in the business and, again, very excited to be here talking to you guys today and be part of this Rocket Lab experience.

Peter Beck

Thanks very much, Adam.

So, probably the best thing to do here is I’ll just share my screen and I presume everybody can see that. I’ll run through this presentation really, really quickly and actually leave ample time for questions at the end. So, apologize if this is a quick run through.

One thing to kind of level set here is that within the space industry, there’s a tremendous amount of excitement and ambition, which is what is so attractive, but also it’s important to remember that amongst all the noise actually it’s a little bit short on execution. As we look across the industry, I think that it’s always important to remember that within the history of space flight there’s only been a couple of companies that have ever managed to deliver regular and reliable access to orbit.

If we look at Rocket Lab at a glance and, look, we’d started off on day one making sure we could access space because unless you can access space you can’t do many of the other things that we’re trying to do. If you look at the company, in under six years - and I apologize for this being slightly out of date because we’ve launched more since we posted this - but 19 launches to space now over 104 satellites in orbit. We’ve built three launch pads in two countries. We’re actually the second most frequently used launch rocket. We have two mission control centers, over seven successful missions for a bunch of U.S. government customers. We’ve made our first strategic acquisition. We bought two factories, like four acres of factors. We actually have two of our own satellites in orbit. The last flight we put up another satellite. We’ve got one completely successful recovered rocket from space. This next mission that’s sitting on the pad is actually another recovery mission. We will look to recover our first stage again. We’ve got three interplanetary missions scheduled and some other exciting on orbit activities.

I think the important take-away here is that Rocket Lab is just not a launch company. We started off with launch and we’re the clear market leader in small launch. In fact, have been for many years now. But where we’re really different here is we also build spacecraft and satellites. We produced a number of spacecraft, both for lower orbit and interplanetary. And also we’re looking to leverage all of those things to move into space applications. I’ll talk a little bit more about what that means in some coming slides.

If you look at the first slide deck, when I went out to Silicon Valley back in 2014, the last slide in the deck pretty much has remained the same. Our plan here was always to move into space applications and move up the value chain from launch, which I think is—the way I look at launch is kind of like a glorified freight company. In space systems where you’re building satellites, it’s kind of putting the infrastructure in orbit, and then ultimately the thing that creates the most amount of value is actually the service that you provide from orbit. So we’re quite unique in that scene.

If you look at the space industry, the way I like to kind of chunk it up is into three elements. You’ve got launch, which we address with the electron, soon to be neutron product, and that’s about a $10 billion TAM. You have space systems, which we refer to as the satellite or the orbit, the box within the sky and that has a TAM. And then space applications, as you can see, is where of the majority TAM sits. That’s really all the services that are provided from space down to earth, whether it be television communication, GPS, weather and so on and so forth.

Our approach here from day one is to always methodically move up the value chain into those space applications. If you look at things like a kick stage on top of the rocket, the very first flight that we flew with that you would see this kind of flat panels around us, and those flat panels were always intended for (inaudible). Right from day one, our intention was to be building satellites.

So, where Rocket Lab is hugely differentiated is yes, we’re a best-in-class, one of only a couple of us are more launch companies or launch companies in general. We also build satellites, not just to go into lower orbit, but interplanetary, and we’re moving very aggressively into the applications market. Really, it comes from a belief of mine that if you have access to space then you own that. If you have access to building your own spacecraft then you own that. When it comes to moving into space applications, it puts you in a very unique position to proliferate services and systems on orbit at a rate that’s very difficult to match from a cost and timing perspective, unless you also own your own launch, launch sites and spacecraft manufacturing and so on.

The company is an incredibly vertically integrated company. The most vertically integrated you could possibly imagine. I’m happy to talk about Getfly’s Gravel and Gravel Road (phon) because (inaudible) from building the infrastructure from launch sites through to engine test facility, through to factories and manufacturing, mission control centers, you name it, we’re incredibly, incredibly vertically integrated. It’s literally raw material in one door and a rocket or a satellite out the other, which is really, really critical to move at the speed and the cost that we’ve been able to within this business and this industry.

The team across Rocket Lab is quite diverse, and I think this is one of the magic things about the company is that yes, we’ve got a lot of space veterans, but we also have a lot of veterans from other industries as well. You’ve met Adam just there before from the semiconductor industry. We have a lot of Formula One people, a lot of America’s Cup, and so on and so forth. So, a really diverse set of skills across the whole company.

I’ll pause on this slide a little bit because I think this is a key differentiator for us. At Rocket Lab, everybody here is measured by we do what we say we’re going to do. So, that’s been a key fundamental of anybody’s performance review here, quite frankly, is did you do what you said you were going to do. If you look at the company’s history in launch in under six years, we raised the first venture capital funding for launch in 2014. By 2019, we were the fourth most frequently launched rocket in the entire world and second in the U.S., where we successfully bought a stage deck and we moved into a monthly launch cadence.

If you look at our space systems division, we announced that in 2019. By the end of 2020, we had two missions to Mars, one mission to the Moon, a private mission to Venus and a propellant depot scheduled to go on orbit, plus, our first satellite on orbit. And then as you look in the space applications business, in 2020, we kind of began that and we had already put our first satellite on orbit. This is a Rocket Lab designed and built and operated satellite on orbit.

I guess, the key thing here is that we’re a company all about execution. If you look across our history, we’re not a one-trick pony. As you can see in multiple verticals we’re able to start and move quickly and be very successful in all of those things that we say we’re going to do.

Just moving quickly into launch. The current product electron, dedicated small launch is a very, very important market and it’s a very important tool in a toolbox. It’s not the only tool in the toolbox, but it is certainly a very important one, and it gives our customers the ability to control their destination and control their timing. In a world where there’s large launch vehicles offering very low prices for rideshare, where you kind of—or get jumbled on the bus and the bus kind of turns up somewhere and on some timeframe and puts you on orbit. That’s great for some applications, but actually all of our customers really care about their destination and they care about their timing.

Our customers are kind of broken into two segments. One customers that understand the importance for their business and it’s part of their business model. Other customers who thought they could have used rideshare, have been sitting on the ground for a year and actually realized that it’s much, much more important to get on orbit and start generating revenue with certainty around destination and timing.

I’m not going to go into too many details about the electron launch vehicle given the time that we have here, but the only thing I do want to point out is on the image on the right. The white thing up by the (inaudible) called the kick stage. This is a very important element because it forms the basis of a kick stage but also the basis of our Photon spacecraft. Really, more importantly, I always felt very uncomfortable with talking about how we’re going to launch a lot of stuff and put a lot of things in orbit without actually having a really good answer to how we’re going to do it sustainably and not leave space junk behind.

So, we’re very much industry and thought leaders on this. I’ve spoken at the U.N. (phon) about this and the way that we had designed the electron launch vehicle from day one was to really assure and minimize any space junk in orbit. Kick stage is a very important element, because what that enables us to do is not leave giant second stages in orbit. I think it’s kind of not well understood that a large portion of the space junk on orbit is actually dead rockets not being (inaudible).

So when we go to orbit we go to orbit in a different way. We put a second stage into a very elliptical orbit that generally second stage will only last about four weeks on orbit, then we take the satellite using a kick stage to its very precise orbit and we do one or two things, either we deploy our customer satellite and do another burn on that kick stage and de-orbit the kick stage and shorten its lifetime, or we transition that into a satellite and it’s used for a piece of equipment and then (inaudible).

Within an industry where everybody’s racing to get to space, I always think it’s important to remember that yes, we need to get to space, but we absolutely have to do it sustainably, because this is the future for all of us.

As we said, we’ve launched a bunch. I guess, if you look across the spectrum, there is a larger number of emerging competitors, but the kind of the difference between getting your first rocket to orbit and doing it on a regular basis is enormous and I think one of the things that (inaudible) in Rocket Lab has both been very clear and it’s well communicated is, that it’s hard—it’s ridiculously hard to get to orbit the first time, doing it again and again and again. It’s like an order of magnitude harder. It’s like hard squared to do that on a regular and reliable basis.

If you look at our customers spread across the majority of both our space systems and our launch, it’s about 50% commercial, 50% government. We’ve flown just about every government agency, including government agencies like the NRO, who are very discerning customers. All of the commercial companies you expect from the space flight (inaudible). Foreign governments. So a number of foreign government missions. Also, missions from Canada—start from Canada, from Japan and all around the world, really.

As I mentioned before, the hardest part about the rocket industry is actually manufacturing and building launch vehicles. Around about every 30 days a rocket comes up our production line at the moment. We built factories that are capable of producing one rocket every week. As I mentioned before, we’re incredibly vertically integrated. These factories aren’t just sort of (inaudible). These are state-of-the-art factories with huge amounts of automation and production flow. I think it’s very easy to think about production as just units on the floor, but it’s all the ERP systems, the supply chain, financial systems that all go on behind it to make sure that every rocket rolls of the production line on time, but also there is no pit stop on the way to orbit. Every rocket has to be perfect every time.

One of the things I think that is kind of a jewel in the crown of Rocket Lab that’s most undervalued is the launch site. So, I think a lot of people also think that we have operations down in New Zealand because Pete’s a Kiwi, and that’s entirely kind of unfounded. The reality is that launches and launch sites are very constrained elements, and all the launch sites in the United States, especially (inaudible) heavy launch frequency (inaudible), and for good reason. I don’t know about you, but I don’t particularly want to sit in a commercial airliner on my way to a destination and have 400 tons of rocket scream past me at three times the speed of sound. So, as a result, every time we fly a rocket commercial travel is either diverted or suspended. Same with marine and shipping. That causes a lot of constraints around how frequently you can actually launch.

So, as a company that has launch frequency at its core, we look to solve that problem in a very different way. The most obvious solution for us would be to find somewhere that has no air traffic, no marine and shipping and has launch availability that’s kind of (inaudible). What really worked out nicely for you there is a small island nation in the middle of nowhere. (Inaudible) to the United States and all the relationships that exists there.

So, ultimately, we looked around the world and we needed a mid-Inclination launch site that would serve our frequency and we built—obviously, we built one down in New Zealand. This is the only private orbital launch site in the entire world. It’s licensed to launch every 72 hours. So we have more launch capability than can be possibly imagined. This is really, really critical when you think about actually how you deliver stuff into orbit. It’s very easy to state all of the (inaudible) and I’ve got orbit as much as I want. That’s a great soundbyte but actually the realities of that is you’ve got a tremendous amount of licensing and flight safety and public safety you need to adhere to and it’s actually very, very difficult to do.

And you don’t just go to another country and build a launch site. There was a bilateral treaty that needed to be signed between the two countries. There was new legislation that had to be created, space agencies had to be created. We had upgrade engineered (phon) backhauls to entire townships, the roads and so on and so forth. So, huge infrastructure effort but in the end we have the largest amount of frequencies than any launch site in the world. And it’s all private.

Now, in saying that, we also did build a launch site in Wallops Island, Virginia. This is mainly for our government customers. This launch site is specifically focused on rapid on-call demand for our U.S. government customers. So there’s a real requirement to be able to respond quickly to any particular trips or opportunities. And this launch site—I think it looks like concrete and steel but actually that launch site enables us to respond very, very quickly from U.S. soil to put assets in orbit and at short notice.

Obviously, we have our usability program, which as I mentioned we successfully brought one stage, one back and then this next flight that’s sitting on the pad, is the next iteration on that, which I think is very, very important for the future of launch.

Now, that’s our electron product and neutron as we looked across the industry. One of the advantages of flying so many customers is you’re able to really understand, they communicate with you what they need, and it became very obvious to us that a medium class launch vehicle was absolutely required to meet the market. I think we’ve always been pretty good at picking the market niches. We did a pretty good job with electron. (Inaudible), I think, with that product. Neutron is really an important next step for us. Basically, between the neutron and electron products, we lift over 90% of all of the satellites that are required to launch in the next decade or so.

Neutron is a product that’s designed not only for building constellations and building the space infrastructure of the future, it’s also of a class where it’s capable of human space flight. And we didn’t come up with its 8-ton payload capacity by chance. It was very, very clear through both historical research and looking at what’s coming down the pipeline that that was the optimism launch vehicle size. You’ll find a lot of launch vehicles designed to carry the largest payload possible, and the majority of the time actually are not full at all. What we’re trying to do here is really optimally size the right size of launch vehicles for the market.

So, that’s our launch systems. Now talking about our space systems. When we started this I kind of think of a mandate of three things. The first was satellite as a service. We saw a lot of customers, especially early stage customers who had spent a lot of time building their first satellite, they put it on orbit, and only to have something silly fail. Really, what we’re trying to provide here is a satellite as a service and we’ve been very successful with this. So, our customers coming to us just with a sensor, or even just with a requirement, “Hey, I want to do this in orbit,” and we take care of from end-to-end. So whether it be building and launching a satellite, operating a satellite, this is ultimately where I think the space industry is going to go. As companies want to do more and more things in space, obviously, it’s a tremendous barrier to assemble a team of experts and go and build your own spacecraft. So, combining spacecraft with launch is the next logical step for me.

Now, as we started to do that, it became very obvious that satellite components are a bit constrained, and the space industry can be, in my opinion, can be defined by a bunch of really niche companies building amazing products but not at scale. And Rocket Lab’s all about doing things at scale. So, we wanted to move quickly to be able to offer services and spacecraft rapidly, but we couldn’t do that with the kind of current state of the supply chain of components into the satellite industry. So, in typical Rocket Lab fashion, we vertically integrated. This time through an acquisition and looked for the majority of those components.

So, we talked a lot today about boring stuff like infrastructure and launch sites, but satellite components is really a critical enabler to be able to move into the spacecraft industry really, really aggressively. Of course, making sure that we uniquely position ourselves to go after the space applications that we want to in the future. So we need that vertical integration, and quite frankly, the scale as we move forward.

So, we already have our first Photon, first flight satellite on orbit functioning lovely, put another one up just on the last mission. So we have two in orbit now. And as we looked at building our own spacecraft and moving into spacecraft fleet, we kind of looked at areas that we thought were kind of interesting and exciting but also needed disruption.

One of those was interplanetary missions. So we found a really interesting market niche here on building interplanetary capable small spacecraft that enables planetary scientists to iterate very quickly on the science and deep space.

So, we’ve been very successful there. We have the CAPSTONE mission that was awarded to us and that’s launching later this year, where we’ll actually deliver a small satellite into lunar orbit for NASA and then continue on with our own mission. We also have a private mission to Venus and a couple of missions to Mars, which we’ll be talking about here shortly in the future.

As I mentioned, satellite components are a really critical element to be able to develop and build your own satellites quickly. We have a really unique capability and the fact that we have a kick stage, which is a satellite that enables us to build heritage and experiment with components very, very quickly. So, what might take other companies a long time to be at space here (inaudible) component and heritage is everything, we’re able to, even on any mission, put up our own small experiments to build in time and heritage on a bunch of components so we can move very quickly. (Inaudible) solar panels (phon), reaction wheels, (inaudible), a whole lot of avionics and batteries and so on and so forth. So all the key elements.

This is kind of the final slide that’s always remained and all the pitch decks that we’ve always had, and that is my fundamental belief that if you own launch and you own your own satellites the natural evolution of the value chain is to start putting infrastructure on orbit to provide services and data down on earth and move into the larger TAM. Our approach here has been very non-competitive, very methodical in the way that we’ve moved up this value chain ensuring that we’re able to provide these services in the future and provide a really large TAM expansion for the company in the future.

With that, I’m going to hand off to Adam because he’ll do a better job than me and giving a little bit of detail about the transaction (inaudible). Over to, Adam.

Adam Spice

Thanks, Pete.

If you look at the transaction, we have approximately $320 million coming in through the existing cash that’s in trust with the Vector SPAC. We were very successful in attracting high-quality and a large amount of PIPE equity investment. If you take the amount of cash that Rocket Lab will bring to the table to close, you’re looking at a cash and balance sheet of approximately $745 million. If you look at that, we believe that it provides us an ideal amount of cash and gives a lot of flexibility to kind of really aggressively push the business model forward. If you look at the primary uses of cash in the model, Pete mentioned neutron, I think neutron is really kind of the next very large intensive project for us. It encompasses capital investment and it encompasses human capital as well. So it is a very large project and we’re targeting our first launch of that vehicle in the second quarter of 2024 and our first paid flight at the end of Q4 of 2024.

We’ve strategically created some dry powder on the balance sheet also to accelerate our penetration into the space systems market across lots of areas. As Pete mentioned, we really are looking to build out a true end-to-end space solutions portfolio all the way from space components, for satellites to the full buses, obviously, the launch business and then the services side of the market as well.

So, we think it’s the right amount of cash. It’ll give us a lot of ability to accelerate the business model and again we’re very excited about this partnership with Vector on that front.

I think one thing that will really differentiate Rocket Lab from maybe some other companies that folks are familiar with in the new space market is the fact that we do bring three years of trailing revenue. We booked over $100 million of small launch revenue over the past three-plus years. If you look at our forecast, it’s also one where we do have it backed up by a significant amount of backlog. So, we went into this PIPE marketing period with our 2021 forecast backed up by 90% of that in backlog. I think, again, that’s a very differentiated feature.

I think what you’ll see is also when you start to look at this chart and you see the gray and the red bar stacking up, you’ll see that in 2020 we had our first glimmers of space systems revenue working its way to the model, but it becomes much more meaningful, obviously, in 2021, where we see the breakdown of that $69 million forecast, and in an amount of time it becomes a much more balanced view. Again, we think this comes across a range of space systems, applications and services and products.

Now, on the red bar that you see on the bottom, which obviously is our core business on the launch side, it’s all electron revenue up until the end of 2024. As I mentioned earlier, we’ll have our first paid—or forecast now our first paid neutron launch. And then as you go out in time, you really kind of work towards the other forecast period where neutron overtakes electron as far as revenue contribution within that red bar, to where it’s about a 60/40 split between neutron launch and electron launch. And, of course, when you look at the pipeline, we have a large and active pipeline, again, where we look to go, again, all the way up the food chain and service the entire ecosystem. So we’re very excited about the launch or prospects based on the funnel, plus based on the fact that we have solid launch revenue and now space systems revenue kind of in our backlog and in our background as well.

Peter Beck

And I think, just to add to that, I think it’s important to also acknowledge that we don’t have any application revenue or anything like that in here. This is pure bread and butter business for us.

Adam Spice

Correct.

Peter Beck

It’s not baked in upside.

Adam Spice

So, this slide really talks to—it tells a couple of different themes here. The first set of bars, the first chart on the top of the page, really kind of speaks to the investments that we’ve made in the business. So things like Pete mentioned earlier around business systems, investing in finance systems, supply chain systems and teams, quality systems and so forth, and, of course, investment in the vehicles and the products themselves. So investment in electron, neutron or photon platform, the components business and so forth. So, really what we see there is that continued investment and where we start to kind of top up into Adjusted EBITDA positively in 2023, and then scaling very nicely into our longer-term model. The one thing that we don’t do is project what we think are kind of, obviously, stretched, really stretched goals here. We now have enough experience in the launch business where we think we have line of sight where we think profitability’s going to vector its way into. And again, you see nice scalability on the Adjusted EBITDA line.

The chart on the bottom really speaks for the capital investments that the company’s put in place. When you think about, as Pete mentioned, we’ve got two launch sites, three pads, we’ve got two state-of-the-art factories in New Zealand and the U.S., we have a nice operation and doing some of that components business up in Canada. So, again, what we’ve done is we’ve really kind of—if you kind of think of this slide in context to our revenue slide and the prior slide, you say, “Well, what’s, of course, the ramp in revenues going forward?” It’s really the fact that we’ve already accomplished and put in place much of what we need to support that revenue ramp. We don’t have to do 10 things exactly right over the next three, four, five years reaching our revenue forecast. We basically have to do a couple more things, a couple of incremental things including obviously development of electron and further fleshing out the space systems portfolio, but I think we (inaudible) quite a bit of risk when we have put so much infrastructure and technology and capabilities in place over the last several years. So, we’re very comfortable with kind of how we view the business going forward on that basis.

This slide really speaks to—you can look at this slide a couple of different ways. I think the way that I like to look at this is say, look, if you compare Rocket Lab and what its accomplished as far as, again, legacy small launch revenue that’s been booked, or banked, I should say, and you compare that to some other folks that people might be familiar with and the relative valuations, I mean, I think it’s—to me, it seems pretty compelling that the value that we represent, again, relative to other players who haven’t accomplished nearly as much as we have over a relatively short history. And then I think you’ve got an encouraging comp on the far right. SpaceX, obviously, it’s the aspirational peer from a valuation perspective, and I think this also shows that we’ve got a tremendous amount of room to grow into a valuation that given the fact that some of our strategies were similar and I think what the two companies have accomplished are also very similar in a lot of ways. So, again, we feel that both ends of our bookends of the relative valuations, we’re comfortable where we’re at.

Next slide.

All right. This slide’s kind of a similar view of valuation. In this case we start to look at—unfortunately, among our space there aren’t that many kind of I would say apples-to-apples comparisons when it comes to companies who are actually generating real revenue today. So when you look at that, on the top portion of the chart, you can take a look there and say, well, 5.4 times the 2025 revenue multiple. Again, it might look a little bit expensive to compare to some on the far right of the page, but again I think you have to kind of put your own risk-adjusted lens on the relative revenue forecast and make an assessment yourselves of what the relative risk position is between the forecasting parties and what that drives as far as the multiple you see on both the left and the right of the page.

And then same thing for the Adjusted EBITDA basis, where, again, we’ve got solid execution track record and learnings behind us that allow us to achieve a path to profitability that we forecast on the prior slides, and again, we don’t try to forecast some kind of outsized Adjusted EBITDA margin profile. We believe that these are numbers that we have very clear paths to achieve. Again, I think I’ll just suggest that people look at these on—applying your own risk-adjusted lens to our forecast and based on our accomplishments and kind of make your own valuation assessment based on that.

With that, I’ll turn it back to Pete.

Peter Beck

Cool. Thanks, Adam. That’s kind of a wrap up for the investor presentation. Matt, we’re happy to have you take questions from here.

Matt Cianci

Yes. Thank you, gentlemen.

We have a ton of questions, so I wanted to start with Alex. You launched your IPO in September last year (inaudible) focused on technology. You have a background in technology. What made you excited to be an investor in space?

Alex Slusky

The best opportunities of technology involved large markets that are growing and where the technology transformation, the shift are rapidly opening them up to commercialization. The space economy is precisely at that point, where governments kind of have been leading the space race for the previous few decades, but we’re undergoing the same transformation in space, as happened in IT in the early 90s, where you went from mainframe computers to PCs, and that changed the entire game. The same thing is happening in space. The kind of rocket that Rocket Lab is building couldn’t even be envisioned 15 years ago. The kinds of lower orbit satellites that we’re seeing generate most of the demand, are technologies that really couldn’t be built and couldn’t be delivered even a decade ago.

And so, we’re seeing the price of access go down dramatically as a result of the kinds of technological transformation that Pete and Rocket Lab are leading, and as a result the market is opening up. The need was always there, just like the need for computing has always been there.

We actually looked so we could find space as a key target for our SPAC and we looked at a number of opportunities in the space economy. Rocket Lab was by far our first choice, and that’s why we’re very eager and excited to partner with Pete and his team.

Matt Cianci

Great. Thank you. I want to flip that question back to either Adam or Peter. We have 400-plus SPACs searching for targets right now. Certainly, the possibility of multiple SPACs who are courting the same company. What made you comfortable with Vector?

Peter Beck

Yes, I mean, I’ll take a swing at that and, Adam, feel free to jump in as well. We were already on a path to become a public company. For us, becoming a public company was a strategic direction that we were already traveling, and for two reasons. One, obviously, access to capital is useful. Also, having a public currency to do the kind of acquisitions that we wanted to do, was really important to us. So we were already on that path, and it’s fair to say that we were very well courted by a large number of X (phon). One of the things I would say about the history of Rocket Lab is if you look at the investors that are in the company and kind of the (inaudible) table, I’m a fussy guy, and super fussy with engineering and also super fussy with who we bring into the business, and so if you look at our funding history, we have really the who’s who within Silicon Valley but also really, really great partners.

So, for us, the decision to down the SPAC route versus a traditional kind of company route, was based around a couple of things. One of those key things was actually was there a partner out there that both values and was actually going to contribute to the value of a company rather than just a way of financing. And this is where the team from Vector were really impressive. I mean, we did three months of due diligence on each other and in some of these—some SPAC deals come together on a weekend it seems. We spent three months working with each other making sure that on both sides of the teams that the right partnerships was here.

Rocket Lab as I mentioned is all about execution. One of the things that really impressed us is the execution history of Alex and Vector and the team. M&A is a key theme for us, and Alex has got over 40 folks sitting there really at the jump (phon) and assist in the kinds of things that we want to do in the future. Quite frankly, we just really love the sharpness of them. Within a couple of days, Alex’s team were talking about orbital dynamics and trajectories and the kinds of things that generally with finance folks you don’t get to kind of geek out on.

So, incredibly sharp team, really good track record and history and something that actually adds value to the company rather than just purely financing.

So that from my perspective was the reason.

Adam Spice

Yes, I would add (inaudible) a little bit too. I would say that, to the point on sharp, I would say what we found from day one was that the Vector team really asked really difficult, really good questions and did a tremendous amount of diligence. I think the level of diligence that Alex’s team did is really far and beyond what we experienced from anybody else, and Pete and I both really kind of appreciate that incremental hard scrubbing of the business model and all the tough questions. I believe that allows us kind of both to go in, again, with eyes wide open about what, how we’re going to work together and what that partnership looks like and it truly has been a partnership. I’ve spent time in the last month or so working with other parts of the Vector team and really it has a truly deep bench across all functions, whether it’s the corporate finance functions experienced with audits and also just kind of the positioning of the company and so forth.

So it’s been a really good partnership so far.

Matt Cianci

Great. Thank you. I wanted to go back to the capital raise side. What has been the biggest barrier to growth? Is it simply capital raising or is there something else?

Peter Beck

Yes. I mean, this is a very capital intensive business, and Rocket Lab was kind of the first mover in a lot of sense here. I mean, when I went up to Silicon Valley to raise the first capital for electron, I was the only guy running around Silicon Valley wanting to build a rocket and now there’s a lot of folks trying to do that. I look back and think how hard it was to raise the capital in those days versus comparably the amount of capital that’s being raised now.

So I think the company has always been very capital focused. As Adam mentioned in the deck there, we’ve been incredibly capital efficient. The amount of capital raise into Rocket Lab to date compared to the amount of capital raised into other industries that are yet to even achieve orbit, years away from achieving orbit, and we’ve done it many, many times in both satellites and done all of these things.

So, we’re being very, very capital efficient. When you compare that to the amount of capital that Rocket Lab has its disposal now and kind of make the comparison, “Well, look what we did on a couple of hundred million. Look what we’ve got in front of us,” I’m more liberated than excited that I’ve ever been to be able to execute on the wider business plan and the wider opportunities because for the first time in history we are not constrained by the levels of capital that we’ve typically had in the past.

Matt Cianci

Great. We have a few questions asking about the composition of the rocket, particularly around them being 3D printed. Is there a particular benefit you want to point out either on the operations side or the financial side to 3D printing in your rockets?

Peter Beck

We don’t 3D print the whole rocket. We were the first, however, to 3D print rocket engines and we hold patents on that. But also, we’ve put over 190 3D printed rocket engines in space now. So, 3D printing for us is not a new thing. It’s kind of old hat. When we first started 3D printing engines 3D printers were used for key rings and (inaudible) prosthetics rather than rocket engines. So, we’re very much recognized as the pioneer within edited (phon) manufacturing or 3D printing of engines and other various components around the launch vehicle. But it’s like a unique process, right. The right applications for the right prices.

So 3D printing is great when you’ve got highly complex, detailed features where you want to add, combine as many components together as possible and make the most to complete the part. That’s when 3D printing is great, and that is the definition of a rocket engine. But for other elements like skins and tanks and things like that, there’s far more rapid and cost-effective approaches. We certainly exploit 3D printing to a maximum potential. I think we’ve got the balance right within the company and we hold a number of 3D printers on site producing all of our engines at the kind of rates that we need to do to meet that monthly launch and more.

Matt Cianci

Thank you. We have questions now on the larger launch vehicle, Neutron. Why did you move to a larger launch vehicle and how do you plan to compete with SpaceX’s Falcon 9?

Peter Beck

Yes. It’s a great question. Electron has been a really great product for flying first-offs (phon) and pathfinders, and a customer kind of came back to us and said, “Hey, look, you’ve got a pathfinder or a spectrum anchor in orbit. Can you put a whole constellation in orbit now? It became very obvious that there was a strong market requirement for the constellations and a constellation builder. We spend a lot of time looking at where the right size for that launch vehicle was going to be. If you look historically, the average launch mass throughout all of history is between four and five tons of lift mass. If you project forward, the optimum kind of lift mass for all of the constellations that are planned in various stages, that kind of four to five tons, once again, is the optimism size. If you look at the most frequently launched, the most successful rocket in the history of the human species, which is (inaudible), it’s an 8-ton class launch vehicle. And that kind of 8 tons gives you the ability to do human space flight and everything. So it’s kind of like the optimism sized rocket for doing everything you need to do.

Now, what it does mean is we can’t lift very large geostationary satellites into high orbit, to geostationary orbit. But actually, that market has been in massive decline for many years. So, we’re not going to be doing that. But that represents a relatively small section of the market.

So I think bringing a right sized vehicle that’s not flying half full most of time, if it’s right sized for the market is really the ideal place. And we wouldn’t bring a vehicle to market if we didn’t think we could compete within the industry. Rocket Lab is only one of two companies that has ever returned a booster from space. We know what it actually takes to build reusable launch vehicles.

I think one of the things that is most liberating about the neutron program is we have a clean piece of paper. With all the experience of electron and operating electron, all the experience of re-entering boosters and to make them reusable, and for the first time we kind of have—instead of converting a rocket into a reusable rocket we have this opportunity to build this completely reusable platform taking all of the lessons, like operational and engineering and history that we have had over the past few years as the second most frequently launched U.S. rocket, we know where the gold lies in the mine and we know where the coal line’s in the mine or the dirt.

So, building this launch vehicle really gives us a unique capability or opportunity to build something that we think is going to be really, really competitive within the marketplace. And I think there needs to be more competition on this kind of scale of launch. I mean, competition is good for everybody, and I think the neutron product is really going to be a strong competitor in the space.

Matt Cianci

Great. Thank you. On the note of competition, we have one here. How does Rocket Lab plan to keep innovating and what would be your focus?

Peter Beck

Yes. I mean, Rocket Lab has never stood still. I think if you look past our history we’re not afraid to innovate. First carbon composite rocket to ever go to orbit. First 3D printed rocket engine to go to orbit. The list goes on and on and on. So innovation is core to our DNA and you see that with that with the new products that we’re rolling out.

But I think probably the biggest innovation here is to look just past launch and satellites. It’s to actually—our view on kind of the space industry, as the companies that I think are going to be ultimately successful in the space industry are not companies that just do launch or just do satellite, are companies that are completely end-to-end. I’d say that’s probably our biggest innovation across the whole company, is Rocket Lab is not just focused on being a freight company. We did freight and we have this methodical march up the value chain. And it really comes back to that belief that if you have your own launch site, you have your own rocket, you have your own satellite, your ability to put stuff in orbit to provide services to everybody down on earth, is unmatched, unless you also have those things.

So, like I say, the biggest innovation we see here is continue to move up that value chain. I think ultimately the successful space companies of the future will be the space companies that are not just launch companies, not just satellite companies but are end-to-end solutions, because the power of having something completely vertically integrated end-to-end is just enormous and unmatched.

Matt Cianci

Great. Another one here. How will Rocket Lab capitalize on the opportunity to move into space applications?

Peter Beck

Yes. This is something that we’ve kind of mentioned before a few times, methodically moving along. First, we want to be non-competitive. So the things that we’re looking for here are new applications in orbit that haven’t been thought of yet. That’s kind of our first foray. The most important thing to be able to do that is to build the infrastructure to enable to do that. So, our focus has been on getting launched, getting spacecraft, solving the supply chain constraint around building spacecraft rapidly and affordably is a really, really big deal. And it’s not like a hot stick roaring through the sky or something exciting. It’s relatively mundane. But actually it’s like foundational and fundamental to get that right.

So, we’ll slowly move into the applications. Our goal here is to not push all the chips on one application, but to have a portfolio of various services from orbit over time.

Matt Cianci

Got it. On that note, could you maybe go into further detail about the reusability of the rocket?

Peter Beck

Sure. Electron, our current flying product, that is a pretty unique approach to reusability. With a small launch vehicle there’s almost no margin when you get to put payload on orbit. Small launch vehicles are incredibly difficult to build from a technology perspective, because there is just no mass margin on anything. So, you don’t have the ability to use things like propulsive landing because there’s not a mass margin to carry fuel to do those sorts of things.

So, we came up with a very different approach and basically we use the atmosphere to do the majority of the work. This launch that’s coming up here basically the approach that we use, the first stage after it separates reorientates itself and we maintain a very, very narrow corridor to make sure that the engines and the heat shields go first, that propagates a supersonic and hypersonic shockwaves in front of the vehicle and we kind of ride that wave of the shockwave through the earth’s atmosphere until such a point that we reach velocity that’s kind of two times the speed of sound where we deploy our first (inaudible) decelerator in the form of parachutes, and then we put it under parachute. And this particular flight will splash down in the ocean and (inaudible). We have—the medium term solution to this is to not actually splash it down but to catch it using a helicopter as its descending. I know that kind of sounds a little bit crazy, but we’ve demonstrated this during (inaudible). The helicopter catch-up (phon) is actually not the hardest, but the hardest bit is getting it through the atmosphere.

So we’ve demonstrated all the elements of this. We have put a stage back in the factory already. We have to do that again here on the next launch. But that kind of forms the basis for electrons reusability program.

Now, neutron is a totally different kettle of fish. We’ve taken all of the learnings there and apply them to neutrons. The neutron follows a slightly more traditional approach where we do propulsive landing of that first stage rather than parachutes and things like that.

So slightly more orthodox, however some really unique innovations about how we control that stage during (inaudible)

Matt Cianci

Great. We have time for probably a couple more questions. It looks like some of the questions coming in are asking about the frequency of your launches. Could you go into detail about that between the smaller and the larger ones and what the plan is for the company?

Peter Beck

Yes. I think one of the things that is relevant to discuss is on launch we very much kind of—at the kind of almost mercy of our customers’ readiness. We have never been in a scenario where a customer is there ready and they’re waiting on a launch vehicle. It’s always the other way around. And that’s just the reality of the space industry is that customers as they go through their various testing and acceptance of their spacecraft can often encounter problems and of course we’re—as kind of the freight company, nobody’s going to launch a half finished satellite or a satellite with an issue. So, one of the key drivers around our launch frequency is most often is a customer’s readiness to be able to deliver their satellite in the timeframe.

What I will say though is that we’ve built ourselves a real reputation about being able to respond very, very quickly to customers’ needs. So, I think our record is five weeks from first customer contact to putting their satellite on orbit. That was a very difficult thing to do. Not for any other reason that the majority of that timeframe is regulatory. So getting all of the right flight safety and regulatory approvals to get a spacecraft in orbit in that timeframe, you certainly call in a bunch of favors to get that one through. But that is often one of the largest constraints.

So, quite often customers will come to us in kind of six months or less with an urgent requirement to get on orbit and we’re always manifest juggling and it becomes a little bit lumpy to try and smooth out.

Matt Cianci

Great. Thank you. There’s several questions here asking about neutron. Before we close, is there anything left you’d like to discuss on the neutron rocket?

Peter Beck

Just stay in touch. We’ll release a lot more detail about neutron. I think people will be quite surprised at that vehicle as we release more details. But, stay tuned on that one. There’s going to be some stuff coming out shortly.

Matt Cianci

Great. Thank you. I’m going to turn it back to you, Peter or Alex or Adam, if you have any closing remarks, and then we’re coming up on the hour here, so we’ll close it after that.

Peter Beck

I mean, a couple of words for me. I mean, we’re excited to bring a super high-quality asset to the market. It is a very unique end-to-end play. The revenue is diversified across a number of areas, and this has always been the intention for Rocket Lab to be a public company. So we’re just super excited for other people to share in our journey and our excitement.

But, with that, I’ll hand over to Alex and Adam.

Alex Slusky

Likewise, we share Pete’s enthusiasm for the future. This is a tremendous company. One of the questions that I see coming up repeatedly was timing. When does our SPAC become Rocket Lab? I think that’s probably estimated at this point early in Q3. I’m probably guessing around July. Of course—but you’re getting the same exposure by investing in the SPAC right now. That’s when the transaction is expected to close. But, a lot of fun times ahead and I’m sure a lot of exciting announcements coming up from Pete and the company.

Adam?

Adam Spice

I think Peter’s analysis covered it great. It’s been a great opportunity to speak to everyone today.

Matt Cianci

All right, gentlemen, with that said, thank you so much. It’s been a great conversation. And I’m going to end the call here.

Alex Slusky

Thank you.

Peter Beck

Thanks.